The Third Security RIA

                        IA Policies and Procedures Manual

                               4/1/2005 to Current

            Code of Ethics/Personal Securities Transactions & Records

Policy

The Third Security RIA's policy allows employees to maintain personal securities accounts provided any personal investing by an employee in any accounts in which the employee has a beneficial interest, including any accounts for any immediate family or household members, is consistent with The Third Security RIA's fiduciary duty to its clients and consistent with regulatory requirements.

Each employee must identify any personal investment accounts and report all reportable transactions and investment activity on at least a quarterly basis to the firm's Compliance Officer, or other designated officer.

Background

Generally, state books and records requirements require advisers to identify "advisory representatives," the reporting of personal investments on a quarterly basis and the maintenance of records of personal securities transactions.

For SEC advisers, the Advisers Act has similar requirements and, the SEC adopted a new rule (Rule 204 A-1), similar to Rule 17j-1 under the Investment Company Act, requiring SEC advisers to adopt a code of ethics that would require, among other things, setting ethical standards and compliance with the securities laws, safeguarding material nonpublic information about clients' transactions and portfolio holdings, initial and annual reports of securities holdings for access persons, and Form ADV Part II summary disclosure about the adviser's code of ethics.

The effective date of new rule 204 A-1 is 8/31/2004 and the compliance date is 2/1/2005 for SEC Advisors.

An investment adviser's policies and procedures represent an internal control and supervisory review to detect and prevent possible inside trading, conflicts of interests and possible regulatory violations.

Responsibility

The Chief Compliance Officer has the responsibility for the implementation and monitoring of our policy on personal securities transactions and activities, practices, disclosures and recordkeeping.

Procedure

The Third Security RIA has adopted procedures to implement the firm's policy on personal securities transactions and reviews to monitor and insure the firm's policy is observed, implemented properly and amended or updated, as appropriate, which include the following:

o Employees are to identify any personal investment account and any accounts in which the employee has a beneficial interest, including any accounts for the immediate family and household members, upon hire, annually thereafter and upon opening or closing any account(s).

o Employees must report all required information for covered personal securities transactions on a quarterly basis within 10 days of the end of each calendar quarter to the Compliance Officer or other designated officer.

o All personal securities transactions are covered except transactions in direct obligations of the Government of the United States, bankers acceptances, bank certificates of deposit, commercial paper and high quality short- term debt instruments, or shares issued by registered affiliated or unaffiliated open- end investment companies.

o The Compliance Officer will review all employees' reports of personal securities transactions for compliance with the firm's policies, including the Insider Trading Policy, regulatory requirements and the firm's fiduciary duty to its clients, among other things.